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                                                                    Exhibit 23.3

                               Consent of KPMG LLP


The Board of Directors
bigchalk.com, inc.:

We consent to the incorporation by reference in this amended registration statement on Form S-4 of Infonautics, Inc. of our report dated March 26, 2001, relating to the consolidated balance sheets of bigchalk.com, inc. and subsidiaries, as of December 31, 2000 and 1999, and the related consolidated statements of operations, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the fiscal 2000 annual report on Form 10-K of Infonautics, Inc. We also consent to the reference to our firm under the heading "Experts" in this registration statement.

/s/ KPMG LLP


Chicago, Illinois
July 26, 2001